Interbrew

THE WORLD'S LOCAL BREWER

02055586

Aan de Stichting Toezicht Effectenverkeer
t.a.v. Sector Primaire Markt Account Emissies
en Periodieke Informatieverschaffing
Postbus 11723
1001 GS AMSTERDAM

82-5759

Per post en per telefax
faxnr. 31 20 6388.809

Brussel, 24 oktober 2002

SUPPL

Geachte Dames, Heren,

Hierbij zend ik U ingevolge artikel 5 Wet Toezicht Effectenverkeer 1995 en de uitvoeringsregels als opgenomen in het Besluit Toezicht Effectenverkeer 1995 een persbericht dat vandaag gepubliceerd werd en dat eveneens naar de Belgische Commissie voor Bank- en Financiewezen en Euronext Brussel werd gezonden.

Vertrouwende U hiermede voldoende te hebben geïnformeerd,

Met oprechte hoogachting,

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

Patrice Thys
Secretaris Generaal

dlw 11/20

SEC MAIL PROCESSING
RECEIVED
OCT 28 2002
WASH, D.C. 155 SECTION

N.V. Interbrew S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven

Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles

H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80

Interbrew

THE WORLD'S LOCAL BREWER©

PERSBERICHT

Interbrew promotor van de kunst van het bierschenken !

Brussel, 24 oktober 2002

Als bekroning van een jaar hard werk bij het trainen van barmannen overal ter wereld verzamelde Interbrew, *The World's Local Brewer ©*, de beste onder hen voor een beslissende wedstrijd die plaatsvond op 24 oktober 2002 in Hotel Le Plaza te Brussel, de hoofdstad van de bierliefhebbers. De Stella Artois World Draught Master Contest ontstond in 1997 en werd in 2002 toegekend aan Simon McGorman – Nieuw Zeeland (winnaar 1ste plaats), Rory Donkin - Australië (2de plaats) en Meghan McGuire - Canada (3de plaats). Negentien barmannen uit 18 landen namen deel aan de finale.

Stella Artois®, centraal onderdeel van Interbrew's internationale merkenportefeuille, vertegenwoordigt de rijkdom van de Belgische biercultuur overal ter wereld. Daarom, geeft Stella Artois® nu de toon aan met een wereldwedstrijd over het ritueel van bierschenken. Met deze wedstrijd benadrukt Interbrew zijn engagement voor kwaliteit, niet enkel van het product zelf, maar ook van de manier waarop het geserveerd wordt. De Stella Artois® Draught Master 2002 liet de beste barmannen uit de 5 werelddelen het tegen elkaar opnemen, waarbij hun tapvaardigheden, het schenkritueel uit de fles en hun techniek bij de tafelbediening beoordeeld worden. Ieder onderdeel van de perfecte schenktechniek wordt nauwlettend bestudeerd en krijgt punten toegekend door een jury van experts uit 6 landen. De drie beste deelnemers worden beloond met een reis naar de bestemming van hun keuze.

De deelnemers aan de editie van dit jaar kwamen uit: Australië, België, Canada, Cyprus, Frankrijk, Griekenland, Hongarije, Hong Kong, Israël, Italië, Nieuw-Zeeland, Roemenië, Rusland, Singapore, Spanje, Nederland, Oekraïne en de VS.

Na de lancering van een originele internationale reclamecampagne, heeft Stella Artois®, als sponsoringthema voor de komende jaren "film" gekozen. Zo is het merkt sponsor van het toonaangevende BBC World filmprogramma *Talking Movies*. Naast het succes van de Stella Artois® Screen Roadshow, was Stella Artois® ook de officiële partner van het Film Festival van Cannes dat in mei plaatsgevonden heeft.

Onlangs en na het overweldigende succes van Stella Artois® in Nieuw Zeeland, heeft Interbrew een licentieovereenkomst van 10 jaar ondertekend met Lion Breweries. Dit bevestigt het succes van Stella Artois® op de biermarkt in Nieuw Zeeland, waar zijn groei de laatste drie jaar verdrievoudigd is.

Stella Artois® wordt in meer dan 80 landen geëxporteerd of onder licentie gebrouwen. Met een samengesteld gemiddeld groeipercentage van 17,1% qua volume gedurende de laatste 5 jaar (1996-2001), is Stella Artois® het snelst groeiende internationale merk in de bierindustrie.

Interbrew

THE WORLD'S LOCAL BREWER©

Interbrew - *The World's Local Brewer©*

Interbrew, *The World's Local Brewer©*, is een wereldwijde consolidatieleider in de bierindustrie. De onderneming met hoofdzetel in België stelt wereldwijd ruim 37.000 mensen tewerk. De strategie van Interbrew, The World's Local Brewer©, bestaat er in, sterke lokale platformen uit te bouwen in de belangrijkste biermarkten in de wereld. In de markten waar zij aanwezig is, respecteert Interbrew het lokale erfgoed en de traditie van de bierindustrie en helpt zij het locale management bij het verder uitbouwen van hun activiteiten. The World's Local Brewer© strategie is gebaseerd op vier pijlers: eerst en vooral het versterken van de lokale merken (vaak marktleiders, zoals Jupiler® in België), daarna het introduceren van internationale premium en specialiteitsbieren, zoals Stella Artois®, Beck's®, Hoegaarden®, Leffe® en Bass® Ale. Tenslotte brengt Interbrew de lokale platformen aanzienlijke "best practices" bij en zet zij de groei van de lokale entiteiten kracht bij, zowel autonoom als door middel van selectieve acquisities. Meer dan 200 bieren van Interbrew worden in meer dan 120 landen verkocht. Verdere informatie over Interbrew kan geconsulteerd worden op www.interbrew.com.

Bijkomende informatie:

Vicky Palmeri
Corporate Press Officer
Tel: +32-16-31-51-61
Mobile: +32-475-92-20-61
Fax: +32-16-31-59-69
E-mail: vicky.palmeri@interbrew.com